Exhibit 11.6

CONSENT OF EASTERN CONSOLIDATED PROPERTIES, INC.

We hereby consent to the use of our firm’s name in the Offering Statement on Form 1-A to be filed with the U.S. Securities and Exchange Commission by iPic Entertainment Inc. (the “Company”), an affiliate of iPic-Gold Class Entertainment, LLC in connection with an initial public offering by the Company of its Class A Common Stock, and any amendments thereto, including the offering circular contained therein (the “Offering Circular”), and to the inclusion of quotations or summaries of or references in the Offering Circular to information contained in the market analyses or reports prepared for and supplied to the Company by Eastern Consolidated Properties, Inc. Eastern Consolidated Properties, Inc. also hereby consents to the filing of this letter as an exhibit to the Offering Statement.

EASTERN CONSOLIDATED PROPERTIES, INC.

By:	/s/ Peter Takiff
Name:	Peter Takiff
Title:	CFO

Date:	January 9, 2018